File No. 812-13653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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AMENDMENT NO. 3 TO APPLICATION PURSUANT TO SECTIONS 6(c), 17(b) AND 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION

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MADISON ASSET MANAGEMENT, LLC

MEMBERS MUTUAL FUNDS

ULTRA SERIES FUND
MADISON MOSAIC EQUITY TRUST
MADISON MOSAIC INCOME TRUST
MADISON MOSAIC TAX-FREE TRUST
MADISON MOSAIC GOVERNMENT MONEY MARKET
MADISON INVESTMENT ADVISORS, INC.
MADISON MOSAIC, LLC

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Communications, Notice, and Order to:

W. Richard Mason, CCO and Corporate Counsel
Madison/Mosaic Legal and Compliance Department

8777 N. Gainey Center Drive, #220
Scottsdale, AZ 85258
(480) 443-9537

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December 7, 2009

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

Madison Asset Management, LLC
MEMBERS Mutual Funds
Ultra Series Fund
Madison Mosaic Equity Trust
Madison Mosaic Income Trust
Madison Mosaic Tax-Free Trust
Madison Mosaic Government Money Market
Madison Investment Advisors, Inc.
Madison Mosaic, LLC

550 Science Drive
Madison, WI 53711

Investment Company Act File No. 812-13653

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“ACT”), FOR EXEMPTIONS FROM SECTION 12(d)(1) OF THE ACT AND SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM SECTION 17(a) OF THE ACT.

Madison Asset Management, LLC (“MAM”), MEMBERS Mutual Funds (“MMF”), Ultra Series Fund (“USF”) (MMF and USF each, a “Trust” and collectively, “Trusts”), Madison Mosaic Equity Trust, Madison Mosaic Income Trust, Madison Mosaic Tax-Free Trust, Madison Mosaic Government Money Market (each, a “Madison Mosaic Fund,” and collectively, the “Madison Mosaic Funds”), Madison Investment Advisors, Inc. (“Madison”) and Madison Mosaic, LLC (“MMLLC”) hereby apply for an order of the Securities and Exchange Commission (“Commission”) as described below. MAM, the Trusts, the Madison Mosaic Funds, Madison and MMLLC are, collectively, the “Applicants”. Applicants request that the order also extend to any future series of the Trusts, or of the Madison Mosaic Funds and any other existing or future registered open-end management investment companies and their series that are, or may in the future be advised by MAM, Madison or MMLLC or any other investment advisor controlling, controlled by or under common control with MAM, Madison or MMLLC (together with the Trusts and the Madison Mosaic Funds, the “Funds”). 1 MAM, the investment advisor to the Trusts, shares the investment personnel and other resources of its parent, Madison as does MMLLC. Both MAM and MMLLC are controlled by Madison.

Applicants request the Commission issue an order under Section 12(d)(1)(J) exempting them from the limitations in Sections 12(d)(1)(A) and (B) to the extent necessary to permit: (1) certain Funds (each a “Fund of Funds,” and collectively the “Funds of Funds”) to acquire shares of registered open-end management investment companies (the “Unaffiliated Underlying Funds”) and unit investment trusts (the “Unaffiliated Underlying Trusts,” and together with the Unaffiliated Underlying Funds, the “Unaffiliated Funds”) that are not part of the “same group of investment companies” (as defined in section 12(d)(1)(G)(ii) of the Act) as the Funds of Funds; (2) the Unaffiliated Underlying Funds, their principal underwriters and any broker or dealer (“Broker”) registered under the Securities Exchange Act

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1 All entities that currently intend to rely on the requested order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

of 1934 to sell their shares to the Funds of Funds; (3) the Funds of Funds to acquire shares of certain other Funds in the “same group of investment companies” (as defined in section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds (the “Affiliated Funds,” together with the Unaffiliated Funds, the “Underlying Funds”); and (4) the Affiliated Funds, their principal underwriters and any Brokers to sell shares of the Affiliated Funds to the Funds of Funds. Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) granting exemptions from Section 17(a) to the extent necessary to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as described in this application.

Certain of the Unaffiliated Funds may be listed and traded on a national securities exchange at negotiated prices, commonly known as exchange-traded funds (“ETFs”). In addition to investing in Underlying Funds, each Fund of Funds may invest in securities other than shares of an investment company and financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (collectively, “Other Investments”) that are consistent with its investment objective(s).

Through June 30, 2009, MEMBERS Capital Advisors, Inc. (“MCA”), an indirectly wholly owned subsidiary of CUNA Mutual Insurance Society (“CMIS”), was the Trusts’ investment advisor. On January 9, 2007, the Commission granted an order2 (“Prior Order”) similar to that requested in this Application to the Trusts, MCA and CUNA Mutual Life Insurance Company.3 On April 15, 2009, MCA and CMIS entered into an agreement with MAM and its parent, Madison Investment Advisors, Inc. (“Madison”), under which MAM would become the investment advisor to the Trusts, subject to Trust shareholder approval and certain other contingencies (the “Transaction’). The Transaction was consummated on June 30, 2009. Madison owns 100% of the voting interest in MAM and CMIS has a non-voting interest CMIS does not control MAM within the meaning of section 2(a)(9) of the Act. MAM became the Trusts’ investment advisor on July 1, 2009. The Funds wish to continue to operate in a manner consistent with the Prior Order. On June 30, 2009, MAM received a no-action letter (Ref. No. 2009-3-1CR), permitting MAM to rely on the Prior Order until the earlier of the receipt of any order granted by the Commission on this application or December 30, 2009.

The exemptive order requested herein is similar to that granted by the Commission based upon a number of recent applications.4

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2 MEMBERS Mutual Funds, et al. (812-13133), Inv. Co. Act Rel. Nos. 27598 (December 13, 2006) (notice) and 27657 (January 9, 2007) (order).

3 CUNA Mutual Life Insurance Company merged with and into CMIS effective December 31, 2007.

4 Allstate Financial Investment Trust, et al. (812-13523), Inv. Co. Act Rel. Nos. 28581 (January 12, 2009) (notice) and 28614 (February 9, 2009) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, et al. (812-13530), Inv. Co. Act Rel. Nos. 28429 (September 30, 2008) (notice) and 28475 (October 28, 2008) (order); Van Kampen Retirement Strategy Trust, et al. (812-13506), Inv. Co. Act Rel. Nos. 28406 (September 25, 2008) (notice) and 28440 (October 17, 2008) (order); Goldman Sachs Trust, et al. (812-13456), Inv. Co. Act Rel. Nos. 28347 (July 1, 2008) (notice) and 28366 (August 26, 2008) (order); and John Hancock Trust et al., (812-13341), Inv. Co. Act Rel. Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order).

I.     THE APPLICANTS

A.     MAM, Madison and MMLLC

MAM, a Wisconsin limited liability corporation, is registered as an investment advisor under the Investment Advisers Act of 1940, as amended. CMIS has a non-voting ownership interest in MAM. CMIS does not have authority with regard to the management of the Trusts or the conditions of the application. MAM is the Trusts’ investment advisor. MAM provides overall investment management to MMF and USF, subject to the supervision of the MMF’s and USF’s board of trustees, pursuant to written agreements with MMF and USF. MAM receives a fee, computed as a percentage of each Fund’s average daily net assets, for the services that it provides to each Fund managed by MAM.5 MAM is the investment advisor to each of the Funds of Funds. Madison, a Wisconsin corporation, and MMLLC, a Wisconsin limited liability corporation, are each registered as investment advisors under the Investment Advisers Act of 1940, as amended, and jointly serve as investment advisors to the Madison Mosaic funds, with the exception of the Madison Institutional Equity Option Fund (a series of Madison Mosaic Equity Trust), which is advised by MAM. MAM and MMLLC are under the common control of Madison.

B.     The Trusts and the Madison Mosaic Funds.

MMF is a statutory trust organized under the laws of Delaware and is registered with the Commission under the Act as an open-end management investment company. MMF issues a separate series of shares of beneficial interest for each Fund, which are registered under the Securities Act of 1933, as amended (“1933 Act”). MMF has its own board of trustees. MMF is currently comprised of fifteen separate Funds, each of which pursues a distinct

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5 MAM expects to employ an investment subadvisor for certain of the Funds and MAM (not the Funds) would pay the subadvisory fee.

6 Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Cash Reserves Fund, Bond Fund, High Income Fund, Diversified Income Fund, Equity Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund and International Stock Fund.

investment objective(s) according to stated investment strategies6. At the current time, MMF has three Funds that operate as Funds of Funds under the Prior Order: Conservative Allocation Fund, Moderate Allocation Fund and Aggressive Allocation Fund. In addition, certain series of MMF are Affiliated Funds.

USF is a business trust organized under the laws of Massachusetts and is registered with the Commission under the Act as an open-end management investment company. USF issues a separate series of shares of beneficial interest for each Fund which are registered under the 1933 Act. USF has its own board of trustees. USF is currently comprised of nineteen separate Funds, each of which pursues a distinct investment objective(s) according to stated investment strategies.7 USF is currently offered solely to CMIS and its separate accounts, which support the variable annuity contracts and variable life insurance policies it issues (together with the separate accounts of any unaffiliated insurance company that may invest in the future in USF, “Separate Accounts”), affiliates and pension plans. The Separate Accounts may be registered under the Act (“Registered Separate Accounts”), or unregistered thereunder (“Unregistered Separate Accounts.”). At the current time, USF has six Funds operating as Funds of Funds under the Prior Order: Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Target Retirement 2020 Fund, Target Retirement 2030 Fund and Target Retirement 2040 Fund. When investing in Affiliated Funds, the USF Funds of Funds intend to invest in series of MMF or Affiliated Funds other than those of USF. In addition, certain series of MMF are Affiliated Funds. No series of USF are intended to be Affiliated Funds.

Each Madison Mosaic Fund is a business trust organized under the laws of Massachusetts and is registered with the Commission under the Act as an open-end management investment company.8 No Madison Mosaic Fund currently operates as a Fund of Funds. Each Madison Mosaic Fund may be an Affiliated Fund.

II.      FUNDS OF FUNDS STRUCTURE

A fund of funds structure provides an efficient and simple method of allowing investors to select a comprehensive asset allocation program. Funds of funds are generally well diversified and designed on principles of asset allocation and risk tolerance. In addition, the fund of funds structure is helpful to investors who are able to identify their long-term investment goals, but are not comfortable deciding how to invest their assets to achieve such goals. Fund of funds are generally designed to address these concerns and offer investors an opportunity for investment diversification and capital appreciation and simplicity in fund selection.

The Fund of Funds may offer risk-based asset allocation strategies, which both the MMF and USF Funds of Funds currently offer, or retirement target date allocation strategies, which the USF Funds of Funds currently offer. MAM serves as investment adviser to each Fund of Funds. Each Fund of Funds invests substantially all of its assets in shares of Underlying Funds and Other Investments. In the future, new Funds of Funds may invest similarly or in a

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7 Conservative Allocation Fund, Moderate Allocation Fund, Aggressive Allocation Fund, Money Market Fund, Bond Fund, High Income Fund, Diversified Income Fund, Equity Income Fund, Large Cap Value Fund, Large Cap Growth Fund, Mid Cap Value Fund, Mid Cap Growth Fund, Global Securities Fund, International Stock Fund, Target Retirement 2020 Fund, Target Retirement 2030 Fund and Target Retirement 2040 Fund.

8 Madison Mosaic Equity Trust current series are the Investors Fund, Mid-Cap Fund, Small/Mid-Cap Fund, Balanced Fund, Disciplined Equity Fund and Madison Institutional Equity Option Fund; Madison Mosaic Income Trust current series are the Core Bond Fund, Government Fund, Institutional Bond Fund and Corporate Income Shares Fund; Madison Mosaic Tax-Free Trust current series are the Tax-Free National Fund and Virginia Tax-Free Fund; and Madison Mosaic Government Money Market is a single series. MAM is the investment advisor to the Madison Institutional Equity Option Fund series of Madison Mosaic Equity Trust.

portfolio consisting primarily of Unaffiliated Funds, primarily of Affiliated Funds, or substantially or solely of Unaffiliated Funds.

Each Fund of Funds will have a target allocation among the several types of asset classes (e.g., equity, income-bearing, cash/money market) through its investments in the Underlying Funds. MAM will establish specific target investment percentages for the asset classes and the various components of each asset strategy and then select the Underlying Funds in which a Fund of Funds invests based on, among other things, MAM’s investment process, its outlook for the economy, interest rates, financial markets and the historic performance of each Underlying Fund and/or asset class. At least annually, MAM will evaluate each Fund of Funds’ asset allocations among the relevant assets classes, including the allocation within such asset classes and may make changes in the target allocations. Subject to the receipt of the order requested in this Application, the Underlying Funds are expected to generally represent substantially all of the investment portfolios of each of the Fund of Funds. However, as described above, they will not constitute the only permissible investments. The structure proposed in this Application is also intended to help those investors seeking an asset allocation product to achieve their retirement or other savings objectives by enabling them to benefit from having the additional alternative of investments in Other Investments.

In summary, the Applicants believe that the Funds of Funds of both MMF and USF will provide the following benefits for investors: (1) ease of Underlying Fund selection, (2) asset allocation, including periodic Underlying Fund rebalancing reflecting the investor’s overall objective, (3) an opportunity to enhance investment return in light of this overall objective, (4) diversification inherent in the Underlying Funds, (5) professional management of a Fund of Funds, and (6) greater flexibility in investment management.

III.     LEGAL ANALYSIS

A.     Section 12(d)(1)

1.     Explanation of Section 12(d)(1)

Section 12(d)(l) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section. Section 12(d)(1) was enacted to prevent unregulated pyramiding of investment companies such as:

· duplicative costs

· the exercise of under influence or control over the underlying funds, and

· the complexity of such arrangements.9

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

2.     Specific Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from

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9See the report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311 24 (1966).

the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and the Unaffiliated Underlying Funds, Affiliated Funds, their principal underwriters and any Brokers to sell their shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B). Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

3.     No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies. Each Unaffiliated Underlying Fund will operate independently as determined by its own board of directors/trustees and management. Additionally, to limit any control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants submit that:

1.

MAM and any person controlling, controlled by, or under common control with MAM, any investment company, and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act advised or sponsored by MAM or any person controlling, controlled by, or under common control with MAM (collectively, the “Group”); and

2.	any other investment advisor, within the meaning of Section 2(a)(20)(B) of the Act, to a Fund of Funds (a “Subadvisor”), any person controlling, controlled by, or under common control with a Subadvisor, and any investment company or any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadvisor or any person controlling, controlled by, or under common control with the Subadvisor (collectively, the “Subadvisor Group”)

will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the

Group or the Subadvisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of an Unaffiliated Fund, then the Group or Subadvisor Group will vote the shares it holds of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to the Subadvisor Group with respect to an Unaffiliated Fund for which the Subadvisor, or a person controlling, controlled by or under common control with the Subadvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Underlying Fund) or as the sponsor (in the case of an Unaffiliated Underlying Trust). No Separate Account will be a member of the Group or Subadvisor Group.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, condition 2 precludes the Fund of Funds, MAM, any Subadvisor, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or the Unaffiliated Fund’s investment advisor(s), sponsor, promoter, principal underwriter, or any person controlling, controlled by, or under common control with any of the foregoing entities (each an “Unaffiliated Fund Affiliate’). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

In seeking to ensure this, prior to investing in Unaffiliated Funds, the board of trustees of each Fund of Funds, including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to assure that MAM and any Subadvisor to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions. Once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the Independent Trustees” will determine that any consideration paid by the Unaffiliated Underlying Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Underlying Fund, (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions, and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment advisor(s), or any person controlling, controlled by, or under common control with such investment advisor(s).

Additionally, no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment advisor to an Unaffiliated Underlying Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment advisor, Subadvisor, or employee of the Fund of Funds; or a person of which any, such, officer, director, trustee, investment advisor, Subadvisor, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate’, except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Prior to an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The board of directors/trustees of the Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Underlying Fund.

The board of directors/trustees of the Unaffiliated Underlying Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund, (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (c) whether or not the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of directors/trustees of the Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

The Unaffiliated Underlying Fund will also keep records concerning these purchases. Specifically, the Unaffiliated Underlying Fund will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act. Such written record shall set forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the board of directors/trustees of the Unaffiliated Underlying Fund were made.

To further assure that an Unaffiliated Underlying Fund understands and appreciates the implications of a Fund of Fund’s investment under the requested exemptive order, prior to its investment in the shares of an Unaffiliated Underlying Fund in excess of the limit of Section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Underlying Fund will execute an agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”). At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit in Section 12(d)(l)(A)(i), a Fund of Funds will notify the Unaffiliated Underlying Fund of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Underlying Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.10

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10 An Unaffiliated Underlying Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

4.      No Excessive Layering of Fees.

Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds will pay advisory fees to their investment advisor(s). In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., compliance and fund accounting). Although shares purchased from Affiliated Underlying Funds will not be subject to such fees, Unaffiliated Funds may also impose distribution fees in connection with plans adopted pursuant to Rule 12b-l under the Act or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services to beneficial shareholders. Investors in each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Each Fund of Funds will also pay its own management or advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own management or advisory, administrative, compliance, recordkeeping, and custody needs.

To assure that the investment management or advisory fees are not duplicative prior to reliance on the requested order and subsequently, in connection with the approval of any investment management or advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Fund’s management or advisory contract(s) are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s management or advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or an affiliated person of MAM by an Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadvisor for a Fund of Funds will waive fees otherwise payable to the Subadvisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadvisor or an affiliated person of the Subadvisor from an Unaffiliated Fund, other than any advisory fees paid to the Subadvisor or an affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadvisor In the event that the Subadvisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both.11 With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

Each Fund of Funds will represent in the Participation Agreement that no insurance company sponsoring a Registered Separate Account funding variable annuity and variable life insurance contracts will be permitted to invest in the Fund of Funds unless the insurance company has certified to the Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund of Funds, including fees and charges at the separate account, Fund of Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The proposed arrangement will not create an overly complex fund structure that would confuse investors. This is because no Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that an Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act), or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

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11 Any reference to NASD Conduct Rule 2830 includes any successor or replacement to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

B.     Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. Section 2(a)(3) of the Act defines the term ‘affiliated person’ of another person in relevant part as (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person….” Because (i) MAM serves as investment advisor to each Fund of Funds and (ii) Madison, along with MAM and MMLLC (both under common control of Madison), or any one or combination of them, serves as investment advisor to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of Madison and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Funds may also be deemed to be affiliated persons of one another by virtue of a 5% or greater ownership interest by a Fund of Funds of one or more of such Underlying Funds outstanding voting securities. The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a).12

Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (2) the proposed transaction is consistent with the policy of each registered investment company concerned, and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) provides that: “[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

______________________________________

12 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section l7(e)(1) of the Act. Any Participation Agreement also will include this acknowledgement.

14

Applicants believe that the proposed transactions satisfy the requirements for an exemption under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.13 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund as contained in the registration statement.

     C.     Precedent

The exemptive order requested herein is similar to that granted by the Commission based upon a number of recent applications. In particular, the relief granted pursuant to the Prior Order is substantially similar to the relief requested herein. The Commission also granted exemptive orders similar to the requests herein in Allstate Financial Investment Trust, et al. (812-13523), Inv. Co. Act Rel. Nos. 28581 (January 12, 2009) (notice) and 28614 (February 9, 2009) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, et al. (812-13530), Inv. Co. Act Rel. Nos. 28429 (September 30, 2008) (notice) and 28475 (October 28, 2008) (order); Van Kampen Retirement Strategy Trust, et al. (812-13506), Inv. Co. Act Rel. Nos. 28406 (September 25, 2008) (notice) and 28440 (October 17, 2008) (order); Goldman Sachs Trust, et al. (812-13456), Inv. Co. Act Rel. Nos. 28347 (July 1, 2008) (notice) and 28366 (August 26, 2008) (order); and John Hancock Trust et al., (812-13341), Inv. Co. Act Rel. Nos. 27848 (May 30, 2007) (notice) and 27873 (June 26, 2007) (order). We believe this precedent supports the requested exemptions.

IV.      CONCLUSION

Based upon the foregoing, Applicants believe that it is appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, for the Commission to issue an order: (1) pursuant to Sections 6(c) and 17(b) for an exemption from certain provisions of Section 17(a), and (2) pursuant to Section 12(d)(l)(J) of the Act providing exemptions from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

V.      APPLICANTS’ CONDITIONS

__________________________________________

13 A Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, applicants also request relief from section 17(a) for those transactions.

Applicants agree that the requested relief shall be subject to the following conditions:

1.      The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadvisor Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Subadvisor Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Subadvisor Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. This condition will not apply to a Subadvisor Group with respect to an Unaffiliated Fund for which the Subadvisor or a person controlling, controlled by, or under common control with the Subadvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Underlying Fund) or the sponsor (in the case of an Unaffiliated Underlying Trust).

2.      No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.      The board of trustees of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that MAM and any Subadvisor are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or a Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.     Once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the board of directors/trustees of the Unaffiliated Underlying Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Underlying Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Underlying Fund, (b) is within the range of consideration that the Unaffiliated Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Underlying Fund and its investment advisor(s), or any person controlling, controlled by or under

17

common control with such investment advisor(s).

5.     No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment advisor to an Unaffiliated Underlying Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.     The board of directors/trustees of an Unaffiliated Underlying Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Underlying Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The board of directors/trustees of the Unaffiliated Underlying Fund will review these purchases periodically, but no less frequently than annually, to determine whether or not the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Underlying Fund. The board of directors/trustees of the Unaffiliated Underlying Fund will consider, among other things: (a) whether or not the purchases were consistent with the investment objectives and policies of the Unaffiliated Underlying Fund, (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index, and (c) whether or not the amount of securities purchased by the Unaffiliated Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The board of directors/trustees of an Unaffiliated Underlying Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.     Each Unaffiliated Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Underlying Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, setting forth the: (1) party from whom the securities were acquired, (2) identity of the underwriting syndicate’s members, (3) terms of the purchase and (4) information or materials upon which the determinations of the board of directors/trustees of the Unaffiliated Underlying Fund were made.

8.      Prior to its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors/trustees and their investment advisors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Underlying Fund in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Underlying Fund of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Underlying Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Underlying Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Underlying Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.      Before approving any advisory contract under Section 15 of the Act, the board of trustees of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.      MAM will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Underlying Fund pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by MAM, or an affiliated person of MAM, other than any advisory fees paid to MAM or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadvisor will waive fees otherwise payable to the Subadvisor, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadvisor, or an affiliated person of the Subadvisor, from an Unaffiliated Fund, other than any advisory fees paid to the Subadvisor or its affiliated person by an Unaffiliated Underlying Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadvisor. In the event that the Subadvisor waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.     With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees (as defined in NASD Conduct Rule 2830), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

12.      No Underlying Fund will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act), or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

VI.     AUTHORIZATIONS

Under applicable law and governing documents, each of the Funds’, Madison’s, MAM’s and MMLLC’s business and affairs are to be conducted by its respective board of directors/trustees, each of which has authorized this Application for an order of approval. Copies of the applicable resolutions were previously filed with this Application. The authority granted pursuant to these resolutions continues to be in force as of the time of filing of this Application. Accordingly, the persons signing and filing this amended Application have been fully authorized to do so.

MADISON ASSET MANAGEMENT, LLC, MADISON INVESTMENT ADVISORS, INC. AND MADISON MOSAIC, LLC _____________________________ (Signature) _____________________________ W. Richard Mason, Corporate Counsel

MEMBERS MUTUAL FUNDS, ULTRA SERIES FUND, MADISON MOSAIC EQUITY TRUST, MADISON MOSAIC INCOME TRUST, MADISON MOSAIC TAX-FREE TRUST AND MADISON MOSAIC GOVERNMENT MONEY MARKET

_____________________________
(Signature)

Katherine L. Frank, President

Name and Title

20

DANE COUNTY               )

                    )

STATE OF WISCONSIN          )

VERIFICATION

     I, W. Richard Mason, Corporate Counsel of Madison Asset Management, LLC, Madison Investment Advisors, Inc. and Madison Mosaic, LLC (the “Companies”) have duly executed the attached application as amended for and on behalf of the Companies. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

                         (signature)

                         ___________________________________

                         W. Richard Mason

     Sworn and subscribed to before me on this 7th day of December, 2009.

                       (signature)
                         __________________________________

                         Amy J. Davis, Notary Public

My commission expires September 26, 2010.

DANE COUNTY               )

                    )

STATE OF WISCONSIN          )

VERIFICATION

     I, Katherine L. Frank, President of MEMBERS Mutual Funds, Ultra Series Fund and Madison Mosaic Equity, Income, Tax-Free and Government Money Market Trusts (the “Funds”) have duly executed the attached amended application for and on behalf of the Funds. All actions necessary to authorize me to execute and file this application have been taken. I am familiar with such application, and the contents of such application, and the facts set forth in the application are true to the best of my knowledge, information and belief.

                        (signature)

                         ___________________________________

                         Katherine L. Frank

     Sworn and subscribed to before me as of this 7th day of December, 2009.

                      (signature)

                         __________________________________

                         Amy J. Davis, Notary Public

My commission expires September 26, 2010.